UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form 12b-25

                        Commission File Number: 001-31724

                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR


For Period Ended:  December 31, 2008

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Federal Trust Corporation
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 312 West 1st Street City, State and Zip Code: Sanford, Florida 32771

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report,  semi-annual report,  transition report
[ ] on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

     Management of Federal Trust Corporation (the "Registrant") has determined that the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 ("2008 Annual Report") by the due date of March 31, 2009 and it is not expected that the Registrant will be able to make that filing within the 15-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

     As disclosed in prior filings with the SEC, the Registrant is subject to restrictions on its operations imposed by the Office of Thrift Supervision (the "OTS") under federal banking regulatory laws and regulations. Under these restrictions, the Registrant is unable to engage an independent registered public accounting firm to audit the Registrant's financial statements for the year ended December 31, 2008 without the prior approval of the OTS. In addition, the Registrant is unable to engage an accounting firm or consultant to assist with the preparation of the financial information required to prepare the audited financial statements and other financial information required for the preparation of the 2008 Annual Report without the prior approval of the OTS. As of the date hereof, the Registrant has not received such approvals. As a result, the Registrant is not able to file its 2008 Annual Report on a timely basis. Until such time as the Registrant receives such approvals, the Registrant is not able to determine when it will be able to file its 2008 Annual Report with the SEC.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Dennis T. Ward                         (407)                       323-1833
--------------                      -----------               ------------------
(Name)                              (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
|X| Yes [ ] No


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Federal Trust Corporation
                            -------------------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2009                  By: /s/ Dennis T. Ward
                                           -------------------------------------
                                           Dennis T. Ward
                                           President and Chief Executive Officer

                            ATTACHMENT TO FORM 12b-25
                            FEDERAL TRUST CORPORATION


     The net loss of Federal Trust Corporation (the "Registrant") was $14.2 million for the year ended December 31, 2007. The Registrant estimates that its net loss for the year ended December 31, 2008 will exceed $40.0 million. However, until such time as the Registrant is able to complete its audit of its financial statements for the year ended December 31, 2008, the Registrant is not able to state its net loss for the year ended December 31, 2008 with certainty.